Contact

www.linkedin.com/in/shayant-nandi-5a9427149 (LinkedIn)

Top Skills

Aircraft Maintenance
International Flight Operations
Korean Language

SHAYANT NANDI

UAV Drone R&D Engineer
Taean, South Chungcheong, South Korea

Experience

MetroAir Inc. 메트로에어

Chief Technology Officer
August 2023 - Present (3 years 1 month)
Seoul, South Korea

UAV System Design & Analysis | Preliminary Airframe Design | Ducted-Guard Design | R&D | Reverse Engineering | SWaP-Optimized Avionics Selection | Flight-Control Systems | Lightweight Economical Payload Dropping Mechanism Design (for Drone Logistics Delivery Solutions) | Mission Assurance | Drone Embedded Systems | Custom FPV Drone Design, Assembly & System Integration

Bhushan Steel & Strips Ltd.

Coke Oven Battery Operator
April 2018 - December 2018 (9 months)
Sambalpur Area, India

Education

Hanseo University

M.Tech, Aeronautical System Engineering · (2019 - 2023)

KIIT - Kalinga Institute of Industrial Technology

B.Tech, Mechanical Engineering · (2014 - 2018)